Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2023 $	December 31, 2022 $

ASSETS
Current assets
Cash		56,166,274	82,165,273
Amounts receivable		45,450	-
Investments, at fair value	5	5,589,710	7,501,155
Prepaid expenses and deposits	6	1,449,014	1,445,711
Sales taxes recoverable		5,863,451	3,144,288
Other assets		105,815	76,303
Total current assets		69,219,714	94,332,730

Non-current assets
Exploration and evaluation assets	3	8,939,009	8,936,609
Property and equipment	4	7,391,105	7,267,014
Right-of-use assets	8	135,725	151,159
Total non-current assets		16,465,839	16,354,782

Total Assets		85,685,553	110,687,512

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,11	6,990,007	7,000,035
Flow-through share premium	7	14,608,758	20,063,350
Lease liabilities	8	66,453	81,388
Total current liabilities		21,665,218	27,144,773
Lease liabilities	8	68,531	68,839
Total non-current liabilities		68,531	68,839

Total liabilities		21,733,749	27,213,612

EQUITY
Share capital	10	229,632,005	229,632,005
Reserves	10	33,977,457	33,447,210
Deficit		(199,657,658)	(179,605,315)
Total equity		63,951,804	83,473,900

Total Liabilities and Equity		85,685,553	110,687,512

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS AND CONTINGENCY (Note 15)

SUBSEQUENT EVENTS (Notes 3 and 18)

These condensed interim financial statements are authorized for issue by the Board of Directors on May 12, 2023. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

		Three months ended March 31,
	Note	2023 $	2022 $

Expenses
Corporate development and investor relations		356,920	240,788
Depreciation	4,8	250,600	229,861
Exploration and evaluation expenditures	3,9,11	21,646,785	13,263,775
Office and sundry		188,116	347,258
Professional fees		624,478	217,714
Salaries and consulting	11	624,114	575,744
Share-based compensation	10,11	530,247	303,442
Transfer agent and regulatory fees		157,586	235,900
Travel		79,367	43,404
Loss from operating activities		(24,458,213)	(15,457,886)
Settlement of flow-through share premium	7	5,454,592	3,265,788
Foreign exchange (loss)		(5,779)	(4,236)
Interest expense		(6,672)	(2,991)
Interest income		875,174	45,105
Net change in unrealized (losses) on investments	5	(1,911,445)	(10,254,599)
Loss and comprehensive loss for the period		(20,052,343)	(22,408,819)
Loss per share – basic and diluted ($)	12	(0.11)	(0.14)
Weighted average number of common shares outstanding – basic and diluted		175,377,526	164,241,677

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2023 $	2022 $

Cash flows from operating activities
Loss for the period	(20,052,343)	(22,408,819)
Adjustments for:
Depreciation	250,600	229,861
Interest expense	6,672	2,991
Settlement of flow-through share premium	(5,454,592)	(3,265,788)
Share-based compensation	530,247	303,442
Net change in unrealized losses on investments	1,911,445	10,254,599
	(22,807,971)	(14,883,714)
Change in non-cash working capital items:
(Increase) in amounts receivable	(45,450)	-
(Increase) decrease in prepaid expenses and deposits	(8,807)	299,850
(Increase) in sales taxes recoverable	(2,719,163)	(355,192)
(Increase) decrease in other assets	(32,306)	47,997
Increase in accounts payable and accrued liabilities	299,470	1,073,169
Net cash (used in) operating activities	(25,314,227)	(13,817,890)

Cash flows from investing activities
Expenditures on claim staking and license renewals	(2,400)	(2,399)
Purchases of property and equipment	(643,225)	(1,988,250)
Net cash (used in) investing activities	(645,625)	(1,990,649)

Cash flows from financing activities
Stock options exercised	-	47,731
Warrants exercised	-	18,405
Lease payments	(39,147)	(28,579)
Net cash (used in) generated from financing activities	(39,147)	37,557

Net (decrease) in cash	(25,998,999)	(15,770,982)
Cash at beginning of period	82,165,273	100,484,576
Cash at end of period	56,166,274	84,713,594

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2021	164,205,700	181,795,493	30,455,739	19,025	(89,615,656)	122,654,601
Share-based compensation	-	-	303,442	-	-	303,442
Stock options exercised	26,875	82,620	(34,889)	-	-	47,731
Warrants exercised	12,270	23,139	-	(4,734)	-	18,405
Total comprehensive loss for the period	-	-	-	-	(22,408,819)	(22,408,819)
Balance at March 31, 2022	164,244,845	181,901,252	30,724,292	14,291	(112,024,475)	100,615,360
Issued pursuant to acquisition of exploration and evaluation assets	39,762	194,834	-	-	-	194,834
Issued in prospectus offering Share issue costs	6,750,229	52,549,677	-	-	-	52,549,677
Flow-through share premium	-	(14,500,000)	-	-	-	(14,500,000)
Share issue costs	-	(3,629,986)	-	-	-	(3,629,986)
Share-based compensation	-	-	8,185,945	-	-	8,185,945
Stock options exercised	4,315,000	13,069,120	(5,466,945)	-	-	7,602,175
Warrants exercised	27,690	47,108	-	(10,373)	-	36,735
Total comprehensive loss for the period	-	-	-	-	(67,580,840)	(67,580,840)
Balance at December 31, 2022	175,377,526	229,632,005	33,443,292	3,918	(179,605,315)	83,473,900
Share-based compensation	-	-	530,247	-	-	530,247
Total comprehensive loss for the period	-	-	-	-	(20,052,343)	(20,052,343)
Balance at March 31, 2023	175,377,526	229,632,005	33,973,539	3,918	(199,657,658)	63,951,804

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at March 31, 2023, the Company had an accumulated deficit of $199,657,658, shareholders’ equity of $63,951,804. In addition, the Company has working capital of $47,554,496, consisting primarily of cash, and negative cash flow from operating activities of $25,314,227. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items may cast a significant doubt on the Company’s ability to continue as a going concern.

In March 2020, the COVID-19 pandemic has caused significant financial market and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. In late February 2022, Russia launched a large scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. Consequently, the Company has limited access to capital and financing which is the primary source of cash for the Company. While the Company continues to assess the impact that these events will have on its business activities, the extent of the effect of these events on the Company’s future activities is uncertain.

These condensed interim financial statements were approved by the Board of Directors of the Company on May 12, 2023.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

a)	Statement of compliance (continued)

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS, as issued by the IASB and included in Part I of the Handbook of the Chartered Professional Accountants of Canada and consistent with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures have been reclassified to conform to the current period presentation.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below. These are included in Level 3 in Note 16.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Valuation of flow-through premium

The determination of the valuation of flow-through premium is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature.

Reclamation provision

The valuation of any reclamation provision is subject to significant judgement and estimates. Assumptions, based on the current economic environment, are made to estimate the future liability recognized in Note 9. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the expenditures are actually incurred. The final cost of the reclamation provision currently recognized may be higher or lower than currently provided for.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment.

This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were no indicators of impairment as at March 31, 2023.

Presentation of financial statements as a going concern

Presentation of the condensed interim financial statements as a going concern which assumes that the Company will continue in operation for the foreseeable future, obtain additional financing as required, and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due involves significant judgment by management.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2023, including amendments to IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements.

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at March 31, 2023 and December 31, 2022:

	Newfoundland
Three months ended March 31, 2023	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions
Claim staking and license renewal costs	2,400	-	-	2,400
Balance as at March 31, 2023	8,619,093	47,916	272,000	8,939,009

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	3,076,329	50	-	3,076,379
Drilling	10,434,259	-	-	10,434,259
Environmental studies	213,144	-	-	213,144
Geochemistry	248,815	-	-	248,815
Geophysics	209,436	-	-	209,436
Imagery and mapping	40,033	-	-	40,033
Metallurgy	15,756	-	-	15,756
Office and general	238,206	-	144	238,350
Permitting	13,493	-	-	13,493
Property taxes, mining leases and rent	86,673	-	2,123	88,796
Reclamation	252,027	-	-	252,027
Salaries and consulting	2,706,338	9,714	8,000	2,724,052
Seismic survey	2,580,660	-	-	2,580,660
Supplies and equipment	1,185,869	-	480	1,186,349
Technical reports	55,025	-	-	55,025
Travel and accommodations	315,352	309	-	315,661
Exploration cost recovery	(45,450)	-	-	(45,450)
	21,625,965	10,073	10,747	21,646,785
Cumulative exploration expense – March 31, 2023	142,928,283	550,071	3,438,781	146,917,135

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Three months ended March 31, 2022	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Claim staking and license renewal cost	2,399	-	-	2,399
Balance at March 31, 2022	8,238,580	17,700	271,600	8,527,880

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	2,368,849	-	88,405	2,457,254
Drilling	5,905,445	-	449,063	6,354,508
Environmental studies	51,922	-	-	51,922
Geophysics	430,966	-	89,850	520,816
Imagery and mapping	18,764	-	-	18,764
Office and general	170,939	-	3,118	174,057
Property taxes, mining leases and rent	29,057	-	1,027	30,084
Petrography	9,372	-	-	9,372
Reclamation	123,000	-	-	123,000
Salaries and consulting	1,944,396	-	73,093	2,017,489
Supplies and equipment	1,137,149	-	29,989	1,167,138
Technical reports	150,784	-	-	150,784
Travel and accommodations	183,526	-	5,061	188,587
	12,524,169	-	739,606	13,263,775
Cumulative exploration expense – March 31, 2022	63,964,126	59,646	3,089,807	67,113,579

(i)	Queensway Project – Gander, Newfoundland

As at March 31, 2023 and December 31, 2022, the Company owned a 100% interest in 94 mineral licenses including 6,649 claims comprising 166,225 hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 2.5% and include buy-back provisions that allows the Company, at its option, to reduce the NSR by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $5,250,000 resulting in NSR’s ranging from 0.4% to 1.5% for the mineral licenses subject to an NSR royalty.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;
•	$200,000 and 39,762 common shares on or before November 2, 2023;
•	$250,000 and 69,583 common shares on or before November 2, 2024;
•	$300,000 and 89,463 common shares on or before November 2, 2025;
•	$600,000 and 129,224 common shares on or before November 2, 2026; and
•	$800,000 and 119,284 common shares on or before November 2, 2027.

(ii) Ontario Projects

As at March 31, 2023 and December 31, 2022, the Company owned a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

On February 16, 2023, the Company entered into an agreement with Warrior Gold Inc. (“Warrior Gold”), pursuant to which Warrior Gold will acquire the Lucky Strike project in exchange for total consideration of 28,612,500 Warrior Gold shares, issued on a post-consolidation basis at the time of closing, and a 1.0% net smelter return royalty to the Company. The completion of the agreement is subject to the approval of the TSX Venture Exchange, the completion of a concurrent private placement financing by Warrior Gold, and completion of other customary closing conditions as specified in the agreement, and is expected to close on or around May 26, 2023. Refer to Note 18 for further information.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

4.	PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment and Other Facilities	Vehicles	Office Furniture and Equipment	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2022	2,127,485	32,392	823,122	531,240	-	3,514,239
Additions	4,065,427	61,106	724,332	248,648	30,148	5,129,661
Balance at December 31, 2022	6,192,912	93,498	1,547,454	779,888	30,148	8,643,900
Additions	52,144	28,280	206,700	46,696	8,205	342,025
Balance at March 31, 2023	6,245,056	121,778	1,754,154	826,584	38,353	8,985,925

Accumulated Depreciation
Balance at January 1, 2022	53,654	17,107	333,474	195,545	-	599,780
Depreciation	87,872	26,682	454,124	208,016	412	777,106
Balance at December 31, 2022	141,526	43,789	787,598	403,561	412	1,376,886
Depreciation	66,406	9,435	84,883	55,584	1,626	217,934
Balance at March 31, 2023	207,932	53,224	872,481	459,145	2,038	1,594,820

Carrying Amount
At December 31, 2022	6,051,386	49,709	759,856	376,327	29,736	7,267,014
At March 31, 2023	6,037,124	68,554	881,673	367,439	36,315	7,391,105

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
	$	$
Equities held (i)	5,589,710	7,474,287
Warrants held (ii)	-	26,868
Total Investments	5,589,710	7,501,155

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(i) Equities held

The Company held the following equities as at March 31, 2023 and December 31, 2022:

	Quantity	Cost $	Fair Value March 31, 2023 $
Exploits Discovery Corp.	13,229,466	8,462,704	2,513,599
Labrador Gold Corp.	12,555,556	8,850,000	3,076,111
Long Range	5,000,000	500,000	-
Total Equities		17,812,704	5,589,710

	Quantity	Cost $	Fair Value December 31, 2022 $
Exploits Discovery Corp.	13,229,466	8,462,704	3,770,398
Labrador Gold Corp.	12,555,556	8,850,000	3,703,889
Long Range	5,000,000	500,000	-
Total Equities		17,812,704	7,474,287

Investments in Exploits Discovery Corp. and Labrador Gold Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 16).

(ii) Warrants held

The Company held the following warrants as at March 31, 2023 and December 31, 2022:

	Quantity	Cost $	Fair Value March 31, 2023 $
Exploits Discovery Corp.	6,666,667	-	-
Labrador Gold Corp.(i)	6,277,778	-	-
Total Warrants		-	-

(i) Subsequent to March 31, 2023, 3,500,000 warrants expired.

	Quantity	Cost $	Fair Value December 31, 2022 $
Exploits Discovery Corp.	6,666,667	-	10,331
Labrador Gold Corp.	6,277,778	-	16,537
Total Warrants		-	26,868

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

Warrants held by the Company are classified at fair value through profit or loss, with any gains or losses arising on remeasurement recognized in profit or loss. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the three months ended March 31, 2023 and 2022 is as follows:

	Three months ended March 31,
	2023 $	2022 $
Investments, beginning of period	7,501,155	31,942,458
Unrealized (loss) on investments	(1,911,445)	(10,254,599)
Investments, end of period	5,589,710	21,687,859

6.	PREPAID EXPENSES AND DEPOSITS

	March 31, 2023 $	December 31, 2022 $
Prepaid expenses	1,221,487	1,218,184
Mineral license deposits	227,527	227,527
Prepaid expenses and deposits, end of period	1,449,014	1,445,711

7.	FLOW-THROUGH SHARE PREMIUM

	Issued August 24, 2021 $	Issued November 25, 2021 $	Issued December 14, 2022 $	Total $

Balance at December 31, 2021	10,129,196	12,600,000	-	22,729,196
Liability incurred on flow-through shares issued	-	-	14,500,000	14,500,000
Settlement of flow-through share premium on expenditures incurred	(10,129,196)	(7,036,650)	-	(17,165,846)
Balance at December 31, 2022	-	5,563,350	14,500,000	20,063,350
Settlement of flow-through share premium on expenditures incurred	-	(5,454,592)	-	(5,454,592)
Balance at March 31, 2023	-	108,758	14,500,000	14,608,758

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.	FLOW-THROUGH SHARE PREMIUM (continued)

During the three months ended March 31, 2023, the Company incurred $20,779,400 (three months ended March 31, 2022 – $12,871,047) in Qualifying CEE and amortized a total of $5,454,592 (three months ended March 31, 2022 – $3,265,788) of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the condensed interim statements of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at March 31, 2023, the Company must spend another $414,315 of Qualifying CEE by November 24, 2023 to satisfy its remaining current flow-through liability of $108,758. The Company must also spend another $50,000,000 of Qualifying CEE by December 31, 2023 to satisfy its remaining current flow-through liability of $14,500,000.

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of residential, office and equipment leases. The leases are non-interest bearing and expiry dates for these leases range from May 2023 to September 2042. The related lease liabilities were measured at the present value of the remaining lease payments discounted using an incremental borrowing rate upon commencement of the lease estimated at 18% for leases that commenced in 2023.

As at March 31, 2023 and December 31, 2022, the Company’s right-of use assets were as follows:

Total
$
Cost
Balance at December 31, 2021	227,165
Additions	159,066
Derecognition	(6,565)
Balance at December 31, 2022	379,666
Additions	17,232
Balance at March 31, 2023	396,898
Accumulated Depreciation
Balance at December 31, 2021	129,907
Depreciation	103,290
Derecognition	(4,690)
Balance at December 31, 2022	228,507
Depreciation	32,666
Balance at March 31, 2023	261,173
Carrying Amount
At December 31, 2022	151,159
At March 31, 2023	135,725

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

As at March 31, 2023 and December 31, 2022, the Company’s lease liabilities were as follows:

Lease liability	March 31, 2023	December 31, 2022
Current portion	$66,453	$81,388
Non-current portion	68,531	68,839
Total lease liabilities	$134,984	$150,227

A reconciliation of debt arising from lease liabilities is as follows:

	March 31, 2023	December 31, 2022
Lease liabilities beginning of period	$150,227	$100,850
Additions to lease liabilities	17,232	159,066
Derecognition of lease liabilities	-	(3,902)
Principal payments on lease liabilities	(32,475)	(105,787)
	$134,984	$150,227

As at March 31, 2023 and December 31, 2022, the Company is committed to minimum lease payments as follows:

Maturity analysis	March 31, 2023	December 31, 2022
Less than one year	$83,097	$100,299
One to five years	48,337	48,066
More than five years	207,332	210,590
Total undiscounted lease liabilities	$338,766	$358,955

Amounts recognized in profit or loss	March 31, 2023	December 31, 2022
Interest on lease liabilities	$6,672	$15,988
Expenses related to short-term leases	$-	$-

Amounts recognized in the statement of cash flows	March 31, 2023	December 31, 2022
Principal payments on lease liabilities	$32,475	$105,787
Total cash outflows for leases	$39,147	$121,775

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2023 $	December 31, 2022 $
Accounts payable and accrued liabilities	5,885,905	5,588,742
Reclamation provision(1)	1,104,102	1,411,293
Accounts payable and accrued liabilities, end of period	6,990,007	7,000,035

(1)  Provincial laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its activities and to perform site restoration and other reclamation activities. The Company’s reclamation provision is based on known requirements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

The breakdown of the reclamation provision is as follows:

	March 31, 2023 $	December 31, 2022 $
Balance beginning of period	1,411,293	-
Additions to reclamation provision	145,321	1,411,293
Change in estimate	(42,234)	-
Reclamation costs incurred	(410,278)	-
Balance end of period	1,104,102	1,411,293

The Company has estimated that the reclamation costs are current costs and as such considers the present value of the provision at March 31, 2023 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $1,104,102 (December 31, 2022 - $1,411,293). Reclamation costs are included in the total amount of exploration and evaluation expenditures in the condensed interim statements of loss and comprehensive loss.

10.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At March 31, 2023, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2023

There were no common shares issued during the three months ended March 31, 2023.

Details of Common Shares Issued in 2022

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange. During the year ended December 31, 2022, the Company sold 500,229 common shares of the Company under the ATM program at an average price of $5.10 for gross proceeds of $2,549,677 or net proceeds of $2,489,754, and paid an aggregate commission of $59,923. In aggregate, the Company incurred $912,359 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which is included in share issue costs in the statement of changes in equity for the year ended December 31, 2022. At December 31, 2022, the Company completed $2,549,677 of the ATM program.

On November 16, 2022, the Company issued 39,762 common shares with a value of $194,834 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3).

On December 14, 2022, the Company completed a bought-deal prospectus offering of 6,250,000 flow-through common shares at a price of $8.00 per common share for gross proceeds of $50,000,000. The Company paid share issuance costs of $2,717,627 in cash of which $2,104,250 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,500,000.

During the year ended December 31, 2022, 4,341,875 stock options were exercised at a weighted average exercise price of $1.76 per share for gross proceeds of $7,649,906.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2022, 39,960 warrants were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $55,140.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares in any twelve-month period. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately.

The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed ten years.

The continuity of share purchase options for the three months ended March 31, 2023 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2022	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding March 31, 2023	Exercisable March 31, 2023
September 30, 2023	$0.40	150,000	-	-	-	150,000	150,000
December 17, 2024	$0.50	1,725,000	-	-	-	1,725,000	1,725,000
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	-	-	75,000	75,000
August 11, 2025	$1.40	1,125,000	-	-	-	1,125,000	1,125,000
September 3, 2025	$2.07	75,000	-	-	-	75,000	75,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	1,258,625	-	-	(261,000)	997,625	907,625
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	68,750
November 26, 2026	$8.04	55,000	-	-	(3,375)	51,625	22,000
January 4, 2027	$8.98	24,375	-	-	(1,875)	22,500	9,000
August 19, 2027	$5.75	340,000	-	-	-	340,000	197,500
September 8, 2027	$5.00	20,000	-	-	-	20,000	10,000
December 27, 2027	$5.68	2,257,500	-	-	(12,000)	2,245,500	1,833,750
		12,860,500	-	-	(278,250)	12,582,250	11,828,625
Weighted average exercise price $		4.01	-	-	6.77	3.95	3.80
Weighted average contractual remaining life (years)		3.24	-	-	-	2.99	2.90

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the three months ended March 31, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding March 31, 2022	Exercisable March 31, 2022
September 30, 2023	$0.40	150,000	-	-	-	150,000	150,000
December 17, 2024	$0.50	1,925,000	-	-	-	1,925,000	1,925,000
April 18, 2025	$1.00	1,450,000	-	-	-	1,450,000	1,450,000
May 23, 2025	$1.075	200,000	-	-	-	200,000	200,000
August 11, 2025	$1.40	2,900,000	-	(25,000)	-	2,875,000	2,875,000
September 3, 2025	$2.07	115,000	-	-	-	115,000	115,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,155,000	-	-	-	6,155,000	6,155,000
April 29, 2026	$6.79	1,294,250	-	(1,875)	(7,500)	1,284,875	1,114,250
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	31,250
November 26, 2026	$8.04	55,750	-	-	(750)	55,000	5,500
January 4, 2027	$8.98	-	30,000	-	-	30,000	3,000
		14,595,000	30,000	(26,875)	(8,250)	14,589,875	14,249,000
Weighted average exercise price $		3.01	8.98	1.78	6.90	3.05	2.94
Weighted average contractual remaining life (years)		3.71	4.77	-	-	3.48	3.46

The table below summarizes the weighted average fair value of share purchase options granted and exercised:

	Three months ended March 31,
	2023	2022
Weighted average:
Fair value of share purchase options granted	-	$6.29
Fair value of share purchase options exercised	-	$1.30
Closing share price at the date of exercise	-	$9.34

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Three months ended March 31,
	2023	2022
Risk-free interest rate	-	1.39%
Expected option life in years	-	5.0
Expected share price volatility(i)	-	90.67%
Grant date share price	-	$8.98
Expected forfeiture rate	-	-
Expected dividend yield	-	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The Company did not have any warrants outstanding as at March 31, 2023.

The continuity of warrants for the three months ended March 31, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Issued	Exercised	Cancelled/ Expired	Outstanding March 31, 2022
May 12, 2022	$1.30	25,154	-	-	-	25,154
May 13, 2022	$1.50	8,372	-	-	-	8,372
June 4, 2022	$1.50	15,960	-	(12,270)	-	3,690
		49,486	-	(12,270)	-	37,216
Weighted average exercise price $		1.40	-	1.50	-	1.36
Weighted average contractual remaining life (years)		0.38	-	-	-	0.38

The table below summarizes the weighted average fair value of warrants exercised:

	Three months ended March 31,
	2023	2022
Weighted average:
Fair value of warrants exercised	-	$0.39
Closing share price at the date of exercise	-	$1.50

11.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended March 31,
	2023 $	2022 $
Amounts paid to EarthLabs Inc. (i) exploration and evaluation	(4,500)	(178,242)

(i)	EarthLabs Inc. (formerly Goldspot Discoveries Inc.) is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

As at March 31, 2023 and December 31, 2022, there were no amounts payable to related parties for exploration and evaluation expenditures.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	Salaries and Consulting $	Share-based compensation $	Three months ended March 31, 2023 $
Executive Chairman and Chief Executive Officer	97,200	-	97,200
President	68,040	-	68,040
Chief Financial Officer	29,160	-	29,160
Chief Operating Officer	63,180	-	63,180
Chief Development Officer	84,240	82,917	167,157
Non-executive directors	54,000	-	54,000
Total	395,820	82,917	478,737

	Salaries and Consulting $	Share-based compensation $	Three months ended March 31, 2022 $
Executive Chairman	90,000	-	90,000
Former Chief Executive Officer	90,000	-	90,000
President	63,000	-	63,000
Chief Financial Officer	27,000	-	27,000
Chief Operating Officer	58,500	-	58,500
Non-executive directors	24,000	-	24,000
Total	352,500	-	352,500

As at March 31, 2023, there was $20,450 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2022 - $276,016). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

12.	LOSS PER SHARE

	Three months ended March 31,
	2023	2022
Loss attributable to common shareholders ($)	20,052,343	22,408,819
Weighted average number of common shares outstanding	175,377,526	164,241,677
Loss per share attributed to common shareholders	$0.11	$0.14

Diluted loss per share did not include the effect of 12,582,250 (three months ended March 31, 2022 - 14,589,875) share purchase options and Nil (three months ended March 31, 2022 - 37,216) common share purchase warrants as they are anti-dilutive.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended March 31,
	2023 $	2022 $
Non-cash investing and financing activities:
Right-of-use assets and liabilities	17,232	11,255
Property and equipment included in accounts payable and accrued liabilities	5,200	209,210
Cash paid for income taxes	-	-
Cash paid for interest	-	-
Cash received for interest	875,174	45,105

14.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

15.	COMMITMENTS AND CONTINGENCY

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares owned by ThreeD and the 4,000,000 common shares owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	COMMITMENTS AND CONTINGENCY (continued)

The action has now progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties have scheduled a mandatory mediation for October 3, 2023. The Company anticipates that the case will not go to trial before 2026.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for.

16.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which include equities and warrants held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants held are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions and as such are classified within level 2 of the fair value hierarchy.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1 $	Level 2 $	Level 3 $	Total $

Recurring measurements	Carrying amount	Fair value
Investments, at fair value
March 31, 2023	5,589,710	5,589,710	-	-	5,589,710
December 31, 2022	7,501,155	7,474,287	26,868	-	7,501,155

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.	FINANCIAL INSTRUMENTS (continued)

(a)	Fair Values (continued)

There was no movement between levels during the three months ended March 31, 2023.

The following table represents the changes in fair value measurements of financial instruments classified as Level 3. Within Level 3, the Company includes private company investments which are not quoted on an active exchange. These financial instruments are measured at fair value utilizing non-observable market inputs.

	Balance at January 1 $	Additions $	Net Unrealized Gains/Losses $	Balance at March 31 $
2023	-	-	-	-
2022	500,000	-	-	500,000

The balance at March 31, 2022 relates to the investment in shares of Long Range (Note 5(i)). Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management. The key assumptions used in the valuation of this investment include, but are not limited to, the value at which a recent financing was completed by the investee, company-specific information, review of adjusted net book values, liquidation analysis, trends in general market conditions, share performance of comparable publicly-traded companies and a strategic review. The fair value of this investment has been estimated to be $Nil as at March 31, 2023 and December 31, 2022.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at March 31, 2023, the Company has total liabilities of $21,733,749 and cash of $56,166,274 which is available to discharge these liabilities (December 31, 2022 – total liabilities of $27,213,612 and cash of $82,165,273). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2022.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at March 31, 2023 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at March 31, 2023 would change the Company’s net loss by $558,971 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2022.

17.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at March 31, 2023 totalled $63,951,804 (December 31, 2022 - $83,473,900). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2023.

18.	SUBSEQUENT EVENTS

ATM sales

Subsequent to March 31, 2023, the Company sold 648,000 common shares of the Company under the ATM program at an average price of $6.87 per share for gross proceeds of $4,449,403 or net proceeds of $4,344,840, and paid an aggregate commission of $104,563.

Stock Options Exercised

Subsequent to March 31, 2023, 1,500 stock options with an exercise price of $5.68 per share were exercised for gross proceeds of $8,520.

Stock Options Expired

Subsequent to March 31, 2023, 5,625 stock options with an exercise price of $5.68 per share expired.

Lucky Strike Project

On April 18, 2023, the agreement with Warrior Gold to acquire the Lucky Strike project received approval from the shareholders of Warrior Gold. On May 8, 2023, the Company and Warrior Gold entered into an amendment to the purchase agreement to provide that completion of the transaction is conditional on the completion of a concurrent private placement financing for minimum gross proceeds of $5,000,000 instead of $10,000,000. The transaction, subject to completion of customary closing conditions as specified in the purchase agreement, is expected to close on or around May 26, 2023.